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                                                       -------------------------
                          UNITED STATES                OMB Number:  3235-0145
               SECURITIES AND EXCHANGE COMMISSION      Expires:December 31, 1997
                     Washington, D.C.  20549           Estimated average burden
                                                       hours per form......14.90
                                                       -------------------------
                          SCHEDULE 13D


           Under the Securities Exchange Act of 1934
                   (Amendment No. _________)*



                               Apple Computer Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 (CUSIP Number)
                         Alphonso A. Christian, II, Esq.
                             Hogan & Hartson L.L.P.
                           555 Thirteenth Street, N.W.
                             Washington, D.C. 20004
                                 (202) 637-5696
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  April 1, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-----------------------                          -------------------------------
CUSIP No.                                        Page _______ of ________ Pages
          -------------
-----------------------                          -------------------------------


------- ------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



        His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                         (b) [ ]



--------------------------------------------------------------------------------
3       SEC USE ONLY


------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        PF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Kingdom of Saudi Arabia
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER

                                   6,233,550
         NUMBER OF          ----------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                  - 0 -
           EACH             ----------------------------------------------------
        REPORTING           9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                    6,233,550
                            ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   - 0 -
                            ----------------------------------------------------
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        6,233,550
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


-------------------------------                   ------------------------------
CUSIP No.                                         Page _______ of ________ Pages
          ---------------------
-------------------------------                   ------------------------------

------- ------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



        Mustafa Ibrahim Al-Hejailan
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                         (b) [ ]


--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        PF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Kingdom of Saudi Arabia
--------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  52,500
        NUMBER OF          ----------------------------------------------------
         SHARES            8      SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                  - 0 -
          EACH             ----------------------------------------------------
       REPORTING           9      SOLE DISPOSITIVE POWER
         PERSON
          WITH                    52,500
                           ----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  - 0 -
                           ----------------------------------------------------
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        52,500
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        .0004%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.           Security and Issuer
                  -------------------
                  This statement relates to the Common Stock, no par value (the "Common Stock") of Apple Computer, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 1 Infinite Loop, Cupertino, California 95014.

Item 2.           Identity and Background
                  -----------------------
                  This statement is being filed by His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud ("HRH"), an individual, whose business address is Kingdom Holding Company, P.O. Box 8653, Riyadh, 11492, Kingdom of Saudi Arabia. HRH is a citizen of the Kingdom of Saudi Arabia. HRH is the founder and majority owner of Kingdom Holding Company, a Saudi Arabian based corporation with interests in Saudi Arabian banking, real estate development, supermarkets, media and broadcasting and the travel industry.

                  HRH has not during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree and final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  This statement also is being filed by Mustafa Ibrahim Al-Hejailan ("Mr. Al-Hejailan"), an individual, whose business address is Kingdom Holding Company, P.O. Box 8653, Riyadh, 11492, Kingdom of Saudi Arabia. Mr. Al-Hejailan is a citizen of the Kingdom of Saudi Arabia and is the Executive Director-International Office of Kingdom Holding Company.

                  Mr. Al-Hejailan has not during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree and final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

                  HRH and Mr. Al-Hejailan may be deemed to be acting as a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 with regard to the securities of the Issuer.

Item 3.           Source and Amount of Funds or Other Consideration
                  -------------------------------------------------
                  HRH has acquired a total of 6,233,550 shares of Common Stock of the Issuer which were purchased in transactions on the Nasdaq National Market for an aggregate consideration of $115,417,000. The source of such consideration was HRH's personal funds.

                  Mr. Al-Hejailan acquired 2,500 shares of Common Stock in June 1993 for an aggregate consideration of $106,950. On April 7, 1997, Mr. Al-Hejailan purchased a call option for an aggregate consideration of $188,500 giving him the right to acquire 50,000 shares of the Issuer's Common Stock (the "Call Option"). The source of consideration for each of these transactions was Mr. Al-Hejailan's personal funds.

Item 4.           Purpose of Transaction
                  ----------------------
                  HRH's purpose in effecting the transactions disclosed in this statement was to acquire a significant investment position in the Issuer. HRH has been following the technology industry closely for some time, and the Issuer in particular for a number of months. HRH believes that there is serious potential for the Issuer to provide large returns to its stockholders as it did in the past. HRH intends to review the business, operations and prospects of the Issuer further before determining any future courses of action or alternatives with respect to HRH's investment.

                  HRH, depending upon market conditions and other factors, in the future, may acquire additional shares of Common Stock or dispose of all or a portion of the Common Stock which HRH now owns or hereafter may acquire. HRH has no present plans or proposals that relate to, or would result in, an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, a sale or transfer of any of the Issuer's assets, a change in the present Board of Directors or management of the Issuer, a change in the present capitalization or dividend policy of the Issuer, any other material change in the Issuer's business or corporate structure, changes in the Issuer's charter or bylaws or with respect to the delisting or deregistration of any of the Issuer's securities.

                  HRH, however, reserves the right to and may in the future change HRH's purpose with respect to this investment. In this regard, HRH is aware of recent press reports that Mr. Lawrence Ellison, a Silicon Valley software executive, may attempt to acquire control of the Issuer. HRH will monitor events closely to see what steps are taken by Mr. Ellison, by the Issuer's current management or by others to improve returns to the Issuer's stockholders.
                                      -5-

                  Mr. Al-Hejailan acquired his 2,500 shares of Common Stock and the Call Option for investment. Mr. Al-Hejailan entered into the two put options described in Item 6 below because he believes that they are a good investment.

                  Mr. Al-Hejailan, depending upon market conditions and other factors, in the future, may acquire additional shares of Common Stock or dispose of all or a portion of the Common Stock which Mr. Al-Hejailan now owns or hereafter may acquire. Mr. Al-Hejailan has no present plans or proposals that relate to, or would result in, an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, a sale or transfer of any of the Issuer's assets, a change in the present Board of Directors or management of the Issuer, a change in the present capitalization or dividend policy of the Issuer, any other material change in the Issuer's business or corporate structure, changes in the Issuer's charter or bylaws or with respect to the delisting or deregistration of any of the Issuer's securities. Mr. Al-Hejailan, however, reserves the right to and may in the future change his purpose with respect to this investment.

Item 5.           Interest in Securities of the Issuer
                  ------------------------------------
                  On April 1, 1997, HRH purchased on the Nasdaq National Market 4,300 shares of Common Stock at a price of $17.55 per share. Such purchase caused HRH's beneficial ownership to exceed 5% of the outstanding Common Stock. As a result, as of April 1, 1997, HRH was the beneficial owner of 6,233,550 shares of Common Stock of the Issuer which represents approximately 5% of the outstanding Common Stock. HRH has the sole power to vote (or to direct the vote) and the sole power to dispose (or to direct the disposition) of all of these shares.

                  HRH has engaged in following other transactions in the Issuer's Common Stock in the sixty days preceding the purchase reported in the preceding paragraph:


   ---------------- ----------------- --------------    ---------------- ----------------- ---------------
                    Number of         Price                              Number of         Price
   Date             Shares            per Share         Date             Shares            per Share
   ---------------- ----------------- --------------    ---------------- ----------------- ---------------
                                                        24-Mar-97             19,200       16.363
   ---------------- ----------------- --------------    ---------------- ----------------- ---------------
   17-Mar-97           162,500        16.338            24-Mar-97             17,100       16.399
   ---------------- ----------------- --------------    ---------------- ----------------- ---------------
   18-Mar-97            25,000        16.425            25-Mar-97              5,000       16.393
   ---------------- ----------------- --------------    ---------------- ----------------- ---------------
   18-Mar-97            30,200        16.455            25-Mar-97            160,000       16.425
   ---------------- ----------------- --------------    ---------------- ----------------- ---------------
   18-Mar-97           133,800        16.368            26-Mar-97             20,000       16.425
   ---------------- ----------------- --------------    ---------------- ----------------- ---------------
   19-Mar-97            10,500        16.373            26-Mar-97             12,200       16.393
   ---------------- ----------------- --------------    ---------------- ----------------- ---------------
   19-Mar-97           406,700        16.136            27-Mar-97          2,000,000       19.050
   ---------------- ----------------- --------------    ---------------- ----------------- ---------------
   19-Mar-97            30,000        16.050            31-Mar-97          2,698,550       19.425
   ---------------- ----------------- --------------    ---------------- ----------------- ---------------
   20-Mar-97           300,000        16.071              1-Apr-97             4,300       17.550
   ---------------- ----------------- --------------    ---------------- ----------------- ---------------
   20-Mar-97            30,000        16.175
   ---------------- ----------------- --------------
   20-Mar-97           168,500        16.107
   ---------------- ----------------- --------------

                  No person other than HRH has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owed by HRH.

                  In June 1993, Mr. Al-Hejailan purchased 2,500 shares of Common Stock of the Issuer. On April 7, 1997, Mr. Al-Hejailan purchased on the American Stock Exchange the Call Option giving him the right to acquire 50,000 shares of Common Stock at a per share price of $20 per share. The Call Option, which is currently exercisable, will expire in January 1998. Accordingly, as of April 7, 1997, Mr. Al-Hejailan is deemed to beneficially own 52,500 shares of Common Stock. Mr. Al-Hejailan has the sole power to vote (or to direct the vote) and the sole power to dispose (or to direct the disposition) of the 2,500 shares and will have such sole power with respect to the 50,000 shares if the Call Option is exercised. Except as described herein and in Item 6 below, Mr. Al-Hejailan has not engaged in any other transactions in the Issuer's Common Stock in the sixty days preceding April 1, 1997.

                  No person other than Mr. Al-Hejailan has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Al-Hejailan.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer
                  ------------------------------------------------------

                  On April 1, 1997, Mr. Al-Hejailan sold a put option, (the "Put Option") pursuant to which Mr. Al-Hejailan is obligated to purchase, if such Put Option is exercised by the holder thereof, 200,000 shares of Common Stock at a per share price of $20.00 per share. Mr. Al-Hejailan received an aggregate of $825,000 for entering into the Put Option. On April 4, 1997, Mr. Al-Hejailan sold a second put option (the "Second Put Option"), pursuant to which Mr. Al-Hejailan is obligated to purchase, if the Second Put Option is exercised by the holder thereof, 100,000 shares of Common Stock at a per share price of $15.00 per share. Mr. Al-Hejailan received an aggregate of $112,500 for entering into the Second Put Option. Both the Put Option and the Second Put Option expire in January 1998 and were sold on the American Stock Exchange.

                  Except as reported above, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between HRH and any persons with respect to any securities of the Issuer or between Mr. Al-Hejailan and any persons with respect to any securities of the Issuer.

Item 7.           Materials to be Filed as Exhibits
                  --------------------------------
                  None

Signature
---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.


April 8, 1997            /s/ HRH Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud
------------------       -------------------------------------------------------
           Date                      H.R.H. Prince Alwaleed Bin Talal
                                         Bin Abdulaziz Al Saud


April 8, 1997            /s/ Mustafa Ibrahim Al-Hejailan
------------------       -------------------------------------------------------
           Date                       Mustafa Ibrahim Al-Hejailan